GeNOsys, Inc.

280 W. Riverpark Drive

Provo, Utah 84604

April 13, 2009

VIA EDGAR AND

FACSIMILE (202) 772 - 9218

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  John Cash

Re:

GeNOsys, Inc.

Form 10-K for the fiscal year ended November 30, 2008

Filed March 16, 2009

File No. 0-49817

Ladies and Gentlemen:

In regard to the above referenced filing, the Company hereby acknowledges the following:

•

that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

the staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GeNOsys, Inc.

By: /s/ John W. R. Miller

Name:  John W. R. Miller

Title:   Chief Executive Officer